BC FORM 53-901F
(Previously Form 27)
MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA)

Item 1	Reporting Issuer

White Knight Resources Ltd. (the “Company”)
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Telephone: (604) 681-4462

Item 2	Date of Material Change

April 10, 2006

Item 3	Press Release

Date of Issuance: April 10, 2006
Place of Issuance: Vancouver, British Columbia

The News Release was distributed through CCN Matthews, Market News and Stockwatch.

Item 4	Summary of Material Change

The Company announced an updated resource estimate on its Gold Pick property, Nevada.

Item 5	Full Description of Material Change

See attached News Release.

Item 6	Reliance on Section 85 (2) of the Act

N/A

Item 7	Omitted Information

N/A

Item 8	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

John M. Leask, Chairman and President
Telephone: (604) 681-4462

Item 9	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 11th day of April, 2006.

”Megan Cameron-Jones”
Signature

Megan Cameron-Jones
Name

Director
Position

Vancouver, BC
Place of Declaration

White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com
E-Mail: info@whiteknightres.com

White Knight Updates Resource Estimate on Gold Pick

Vancouver, British Columbia – White Knight Resources Ltd. (TSXV – WKR)
April 10, 2006

White Knight Resources Ltd. (the “Company”) announces an independent indicated resource estimate on its 100% owned Gold Pick property located in Eureka County, Nevada. The review, conducted by Mine Development Associates (“MDA”) of Reno, Nevada, verified an Indicated Resource of 320,900 oz gold (7,874,000 tons grading 0.041 oz/ton gold) in the Gold Pick and Gold Ridge North deposits.

Nominal spacing of drill holes is 100 feet with some infill drilling down to 50 feet. The estimation method used was oriented polygonal using 75 foot x 50 foot x 9 foot blocks. Block gold grades were estimated by a nearest neighbour procedure using a 142 foot search in two dimensions.

Between August and September 2005, the Company drilled 10 reverse circulation holes targeting extensions to the Gold Pick deposit. Although a number of elevated intervals were reported at considerable step-out distances from the Gold Pick deposit, those results have yet to be incorporated into the current resource.

The Gold Pick land holdings comprise a portion of the former producing assets of Atlas Precious Metals Inc. within the Gold Bar Mine District. The Gold Pick property produced approximately 97,000 ounces of gold from 1.4 million tons mined at the Gold Pick and Gold Ridge deposits from 1989 to 1994. Although much of this material was demonstrated to be heap leachable, better recoveries were achieved by processing the ore at the Gold Bar mill located 10 miles to the west.

The Gold Pick and Gold Ridge deposits are Carlin-type deposits hosted within thin-bedded silty limestones of the lower-plate. After the cessation of mining in 1994, a resource estimate was produced by Don Tschabrun, Mining Engineer, August 1994 (the “Tschabrun Estimate”) and audited by Mine Reserve Associates of Tucson, Arizona. To bring this estimate in compliance with NI 43-101 standards, the Company contracted MDA to perform a resource audit consisting of a rigorous check of the data used in the estimate and an assessment of the data integrity. Considerable comfort was gained from the fact that those involved in the resource estimates had the benefit of Atlas’ experience and knowledge gained from mining a portion of the deposits that have been estimated.

MDA has concluded that the Tschabrun Estimate for Gold Pick and Gold Ridge North are equivalent to Indicated Resources based upon the high density of drilling and degree of confidence in the data base. Atlas drillholes used to calculate this estimate total more than 1200 RC and seven core holes.

News Release
Dated April 10, 2006

The following table summarizes the audited Indicated Resource (after Tschabrun Estimate):

Mineralization Type	Cutoff Grade Oz Au/t	Gold Pick Deposit			Gold Ridge North Deposit			Totals
		Tons 000’s	Grade Oz Au/t	Ounces Au 000’s	Tons 000’s	Grade Oz Au/t	Ounces Au 000’s	Tons 000’s	Grade Oz Au/t	Ounces Au 000’s
Oxide Carbonaceous	0.01 0.01	4,738 1,954	0.039 0.049	184.8 95.7	1,108 74	0.034 0.037	37.7 2.7	5,846 2,028	0.038 0.049	222.5 98.4
Totals	0.01	6,692	0.042	280.5	1,182	0.034	40.4	7,874	0.041	320.9

Details of the audit and additional technical information on the Gold Pick property are contained in a 43-101 Technical Report completed by MDA which can be viewed at www.sedar.com. The Qualified Persons commissioned by MDA were Neil Prenn, Registered Professional Mining Engineer, and Peter Ronning, Professional Engineer, who conducted the site visit.

This news release was reviewed and the contents have been verified by John M. Leask, P.Eng., Director of the Company and a Qualified Person as defined by National Instrument 43-101 (Standards of Disclosure for Mineral Projects).

About White Knight Resources Ltd.

White Knight is an exploration company active in finding and exploring mineral prospects. The Company has been exploring Nevada since 1993 and currently controls the second largest land holding in the Cortez Trend. Its property portfolio includes 18 properties (over 60,000 acres), sixteen of which are located in the Cortez Trend. A drill program of 70,000+ feet was completed in 2005 and the Company anticipates a similar program for 2006.

On behalf of the Board of Directors,

“John M. Leask”

John M. Leask, P.Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.